February 26, 2008

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Dear Ms. DiAngelo:

We are writing in response to your January 18, 2007 telephonic comments regarding the recent accounting examination of the IPO Plus Aftermarket Fund (the “Fund”).

1. Filing of Fidelity Bond.  The Staff examiner stated that the Fund’s 2007 fidelity bond should have been filed with the Commission electronically, as fidelity bond filings were required to be filed electronically as of June 2006. The Staff examiner stated that there was no record of an electronic filing. She then asked for the date of the filing and how the filing was made.

Response:

● We had inadvertently missed the change in the filing method and, therefore, the Fund's 2007 fidelity bond was filed via a paper filing and not filed electronically as the recent change required. We apologize for the oversight.

● The Fund’s 2007 fidelity bond was filed with the Commission on January 22, 2007, via a paper filing.

● The Fund’s 2008 fidelity bond was filed with the Commission electronically on February 1, 2008. All future   fidelity bonds will be filed with the Commission electronically.

2. Representation of Dividends on Short Sales. The Staff examiner commented that dividends on short sales are considered part of a Fund’s annual operating expenses and noted four (4) places in the Fund’s 2007 Annual Report where this should be reflected.

Response:

(a) Financial Highlights Information:

●

Beginning with the Fund’s prospectus dated January 31, 2008, the Fund’s “Financial Highlights Information” section will include a new line item, “Ratio of Net Expenses to Average Net Assets including dividends on Short Sales”.  This line item will be included with all future Fund prospectuses and financial reports. This information was previously included in a footnote.

(b) Statement of Operations

● Beginning with the Fund’s March 31, 2008 Semi-Annual Report, and in all of the Fund’s annual and semi-annual reports thereafter, line item “Dividends Expense Related to Short Positions” will be included with all   of the other Fund’s expenses.  Line item “Total Expenses Before Dividends on Short Sales” will be removed.    Line item “Total Expenses” will continue to include the dividends expense related to short positions.

 (c) Notes to Financial Statements

● Beginning with the Fund’s March 31, 2008 Semi-Annual Report, and in all of the Fund’s annual and semi-annual reports thereafter, Note B in the Notes to Financial Statements will include the sentence   "Expense limitation excludes dividends on short positions" immediately following the discussion of the   Advisor’s agreement to voluntarily “defer or waive fees or absorb some or all of the expenses of the IPO Plus   Fund in order to limit Total Fund Operating Expenses to 2.50%”.

(d) Supplemental Information

●

The hypothetical examples for comparison purposes reflect hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio of 2.50% and an assumed rate of return of 5% per year   before expenses. We understand that these examples should be based on the Fund’s expense ratio including   dividends on short sales.  Beginning with the Fund’s 2008 Semi-Annual Report, these examples will reflect   hypothetical account values and hypothetical expenses using the ratio of expenses to average net assets   including dividends on short positions.

The Fund acknowledges and understands that:

●

It is responsible for the adequacy and accuracy of the disclosure in the filings.

● Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

● The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

We trust that we have responded to the Staff’s comments thoroughly and to the Staff’s satisfaction. Please let us know if you require further information.

Very truly yours,

/s/ William K. Smith

William K. Smith

President